Exhibit (e)(18)

EMPLOYMENT AGREEMENT

This Employment Agreement, dated as of October 15, 2019 (the “Agreement”), is between QIAGEN, LLC. (the “Company”), and Stephany Foster (“Executive”). This Agreement is intended to confirm the understanding between the Company and Executive with respect to Executive’s employment by the Company. In consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the parties have agreed as follows:

1. Employment.

(a) Title and Duties. Subject to the terms and conditions of this Agreement, the Company shall employ Executive, and Executive shall be employed by the Company, as Senior Vice President, Head of Human Resources reporting to the Chief Executive Officer of the Company (“CEO”). Executive shall have the global responsibilities, duties and authority commensurate with said position. Executive shall also perform such other services of an executive nature for the Company as may be assigned to Executive from time to time by the CEO, the Board of Directors of the Company (the “Board”) or the Supervisory Board of QIAGEN N.V., the parent company of the Company (the Supervisory Board”). Executive shall be based in the Germantown, MD, USA vicinity. Executive understands that Executive’s job duties relate directly to Human Resources, which are global in nature, as well as to Executive’s duties as a member of the global Executive Committee, and therefore that a significant amount of travel shall be required in Executive’s position.

(b) Devotion to Duties. For so long as Executive is employed hereunder, Executive shall devote substantially all of Executive’s business time and energies to the business and affairs of the Company, provided that nothing contained in this Section 1(b) shall be deemed to prevent or limit Executive’s right to manage Executive’s personal investments on Executive’s own personal time, including, without limitation, the right to make passive investments in the securities of: (i) any entity which Executive does not control, directly or indirectly, and which does not compete with the Company, or (ii) any publicly held entity so long as Executive’s aggregate direct and indirect interest does not exceed two percent (2%) of the issued and outstanding securities of any class of securities of such publicly held entity.

2. Term of Employment.

(a) Term. Executive’s employment hereunder shall commence on October 16, 2019 (the “Commencement Date”), and Executive’s period of employment hereunder shall be referred to herein as the “Term.” Executive shall be employed on an at-will basis. Either Executive or the Company may conclude the employment relationship at any time for any reason with or without cause, subject to the terms and conditions set forth in Section 2(b) and Section 4 of this Agreement. If Executive’s employment with the Company is terminated, Executive’s employment with any other Company entity and Executive’s role on any other Company board or committee (as applicable) shall also terminate automatically, unless the parties agree otherwise in writing at the time of such termination.

(b) Termination. Notwithstanding anything else contained in this Agreement, Executive’s employment hereunder shall terminate upon the earliest to occur of the following:

(i) Death. Immediately upon Executive’s death.

(ii) Termination by the Company.

(A) If because of Executive’s Disability (as defined below), then Company shall provide written notice to Executive that Executive’s employment is being terminated as a result of Executive’s Disability, and such termination shall be effective on the date of such notice.

(B) If for Cause (as defined below), then Company shall provide written notice to Executive that Executive’s employment is being terminated for Cause and that sets forth the alleged Cause for termination and the factual basis supporting the alleged Cause, and such termination shall be effective on the date of such notice or such later date as specified in writing by the Company.

(C) If without Cause, then Company shall provide nine (9) months written notice of the intent to terminate Executive’s employment without Cause and Executive’s employment shall terminate at the conclusion of such 9 month period, provided that if such 9 month period concludes during a calendar quarter, then employment termination shall occur on the last day of the calendar quarter in which such 9-month period concludes (such period, as applicable, the “Notice Period”). By way of example only, if the 9 month notice is provided on May 15, then the Notice Period would conclude on March 30 of following year. The Company in its sole discretion may, in lieu of the Notice Period, terminate Executive from employment immediately and provide the payments and benefits to which Executive would be entitled had Executive remained employed through the Notice Period.

(iii) Termination by Executive.

(A) If for Good Reason (as defined below), then Executive shall provide written notice to the Company that Executive is terminating Executive’s employment for Good Reason and that sets forth the alleged Good Reason for termination and the factual basis supporting the alleged Good Reason, and such termination shall enter into effect ninety (90) days after the date of such notice subject to the terms and conditions of Section 2(e) below, including the Company’s ability to cure the circumstances giving rise to Good Reason (in which case, such termination shall not be effective).

(B) If without Good Reason, then Executive shall provide ninety (90) days’ written notice of the intent to terminate Executive’s employment without Good Reason, in which case the terms and conditions of the Notice Period described in Section 2(b)(ii)(C) above shall apply. The Company in its sole discretion may, in lieu of this Notice Period, terminate Executive from employment immediately and provide the payments and benefits to which Executive would be entitled had Executive remained employed through the Notice Period.

Notwithstanding anything in this Section 2(b), the Company may at any point terminate Executive’s employment for Cause prior to the effective date of any other termination contemplated hereunder.

(c) Definition of “Disability”. For purposes of this Agreement, “Disability” shall mean Executive’s incapacity or inability to further perform Executive’s duties and responsibilities as contemplated herein for one hundred twenty (120) days or more within any one (1) year period (cumulative or consecutive), because Executive’s physical or mental health has become so impaired as to make it impossible or impractical for Executive to perform the duties and responsibilities contemplated hereunder. Determination of Executive’s physical or mental health shall be determined by a medical expert appointed by mutual agreement between the Company and Executive.

(d) Definition of “Cause”. For purposes of this Agreement, “Cause” shall mean that either Executive has (i) intentionally committed an act or omission that materially harms the Company; (ii) been grossly negligent in performance of Executive’s duties to the Company; (iii) failed to promptly carry out a direct order of the CEO, Board or the Supervisory Board that is legal and consistent with Executive’s duties and fiduciary responsibilities; (iv) committed an act of moral turpitude; (v) committed an act of fraud or material dishonesty in discharging Executive’s duties to the Company or in relation to the Company; (vi) breached any material provision of this Agreement or any nondisclosure or non-competition agreement (including the Confidentiality, Non-Competition and Assignment of Inventions Agreement between Executive and the Company, attached hereto as Exhibit A) as all of the foregoing may be amended from time to time in accordance with their terms; or (vii) intentionally committed a material breach of any provision of any code of conduct or ethics policy in effect at the Company, as all of the foregoing may be amended from time to time.

(e) Definition of “Good Reason”. For the purposes of this Agreement, “Good Reason” shall mean: (i) without Executive’s express written consent, a material diminution by the Company in Executive’s Base Salary as in effect on the date hereof or as the same may be increased from time to time; or (ii) a material breach of the terms of this Agreement by the Company, provided that an increase in compensation, a change in title or responsibilities, or a change in the Company’s benefits shall not be considered a material breach for the purposes of this clause, and provided further that “Good Reason” shall not be deemed to have occurred unless: (A) Executive provides the Company with written notice that Executive intends to terminate Executive’s employment hereunder for one of the circumstances set forth in subsections (i) or (ii) above within thirty (30) days of such circumstance occurring, (B) if such circumstance is capable of being cured, the Company has failed to cure such circumstance within a period of thirty (30) days from the date of such written notice, and (C) Executive terminates Executive’s employment within sixty one (61) days from the date that Good Reason first occurs. For purposes of clarification, the above-listed conditions shall apply separately to each occurrence of Good Reason and failure to adhere to such conditions in the event of Good Reason shall not disqualify Executive from asserting Good Reason for any subsequent occurrence of Good Reason.

3. Compensation.

(a) Base Salary. While Executive is employed hereunder, effective January 1, 2020 the Company shall pay Executive an annual base salary of two hundred and fifty thousand Dollars ($ 250,000.00) which amount may be adjusted upwards on an annual basis in the sole discretion of the Company (such amount, the “Base Salary”), payable in substantially equal installments pursuant to the Company’s standard payment practices. An annual merit increase, to the extent the Company approves one, would be effective on January 1st of the following calendar year, provided that Executive shall not be eligible for such an increase (to the extent one may be approved) before or until January 1, 2021.

(b) Annual Bonus. For the calendar years 2019, assuming Executive is still employed by the Company at the time of payment, Executive shall also be eligible to receive an annual performance bonus of up to $100,000.00.

Starting in 2020, Executive shall be eligible to receive an annual performance bonus of at minimum up to forty percent (40%) of Executive’s Base Salary (such target bonus amount, the “Target Annual Bonus”, and any such paid bonus amount, the “Annual Bonus”).

The award and amount of any Annual Bonus shall be determined at the sole discretion of the Company, and shall be based upon job performance and the overall financial performance of the Company. Seventy five percent (75%) of the Annual Bonus shall be based upon the Company’s financial achievement, twenty five percent (25%) of the Annual Bonus shall be based upon the achievement of Executive’s personal objectives established by the CEO and the Supervisory Board. Any awarded Annual Bonus shall be paid within two-and-one-half (2 1⁄2) months following the close of the year to which it relates.

(c) Deferred Compensation. For the 2019 Plan Year, the Company shall make an annual contribution. The amount will be twelve thousand and five hundred dollars ($12,500K USD). For 2020 and forward, the Company will consider to make an annual contribution of twenty five thousand dollars ($25,000 USD) (the “Annual Contribution”), for the benefit of Executive, to the Company’s deferred compensation plan (the “Plan”). . The Annual Contribution shall be made in the first quarter of each Plan Year, provided that Executive must remain employed by the Company through December 31 of each such Plan Year to accrue, earn and be eligible for such contribution. The Annual Contribution may, at the discretion of the Company, be increased on an annual basis to reflect changes due to inflation, base compensation, or increases in the total amount of long term incentives. Executive’s participation in the Plan shall, at all times, be subject to the terms and conditions set forth in the Plan. The Company makes no representation and does not guarantee any tax consequences regarding Executive’s participation in the Plan.

(d) Equity.

(i) Annual Performance-adjusted Restricted Stock Units (P-RSUs). Subject to the approval of the Supervisory Board or an appropriate committee thereof (the “Committee”), as well as the terms and conditions of the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the “Stock Plan”) and a Notice of Performance-adjusted Restricted Stock Unit Grant and a Performance-adjusted Restricted Stock Unit Agreement to be provided to Executive (the “P-RSU Grant Documents”), QIAGEN N.V. shall grant Executive annual performance-adjusted restricted stock units beginning in 2020 in QIAGEN N.V. (“P-RSUs”). As shall be explained more fully in the P-RSU Grant Documents, the P-RSUs shall provide for the issuance of shares of QIAGEN N.V. common stock on the following dates: forty percent (40%) of the grant of P-RSUs shall be issued on the third (3rd) anniversary of the grant date, fifty percent (50%) of the grant of P-RSUs shall be issued on the fifth (5th) anniversary of the grant date, and ten percent (10%) of the grant of P-RSUs shall be issued on the tenth (10th) anniversary of the grant date, provided that Executive is providing services to the Company as an employee ~~or consultant~~ on such vesting dates and that corporate and/or personal performance requirements/objectives applicable to the P-RSUs have been met, and subject to any additional terms set forth in the P-RSU Grant Documents (including acceleration of vesting upon certain events, such as a change of control, as set forth in the P-RSU Grant Documents).

(ii) Commitment Performance Stock Units. Subject to the approval of the Committee as well as the terms and conditions of the Stock Plan and a Notice of Performance Stock Unit Grant and a Performance Stock Unit Agreement to be provided to Executive (the “Commitment PSU Grant Documents”), QIAGEN N.V. shall grant Executive thirty seven thousand five hundred (37,500) commitment performance stock units in QIAGEN N.V. (“Commitment PSUs”) , which Commitment PSUs represent the conditional right to receive shares of QIAGEN N.V. common stock based on performance and time based vesting, and provided further that certain share ownership requirements are met. As explained more fully in the Commitment PSU Grant Documents, the performance criteria for achievement of the Commitment PSUs shall be based on the Company’s business plan, and Commitment PSUs shall be earned based on the achievement of performance targets for calendar year 2021. The determination of whether these targets have been achieved and the amount of Commitment PSUs earned shall be made by the Committee. After the completion of the applicable performance period, and subject to the achievement of applicable performance targets, the earned Commitment PSUs shall vest forty percent (40%) in March 2022 (as applicable), and sixty percent (60%) in March 2024 (as applicable), provided that Executive is then providing services to the Company, and subject to acceleration upon certain events, such as a change in control, as set forth in the Commitment PSU Grant Documents.

(iii) Commitment Share Ownership Requirement. In addition to the earning and vesting requirements of the Commitment PSUs discussed in (iii) above, the issuance of shares of common stock of QIAGEN N.V. pursuant to the Commitment PSUs is contingent on the fulfillment of the following Commitment Share Ownership guidelines prior to each vesting date: commencing in January 2022, five thousand six-hundred and twenty-five (5.625) shares must be held without restriction on the date of the first vest of the Commitment PSUs, and another eleven thousand two hundred and fifty (11.250) shares must be held without restriction by March 31, 2024. Executive shall then be required to maintain ownership of eleven thousand two hundred and fifty (11.250) shares from whatever source, through the end of Executive’s employment with the Company. If Executive does not maintain shares pursuant to the Commitment Share Ownership requirements set forth in this Section 3(d)(iv), then Executive shall not be entitled to receive shares of common stock under the Commitment PSUs or new equity grants, even if performance criteria and time-based vesting have been achieved.

(e) Fringe Benefits. In addition to any benefits provided by this Agreement, Executive shall be entitled to participate in all employee benefit, welfare and other plans, practices, policies and programs and fringe benefits of the Company provided to employees at the same level as Executive

(f) in the same Region and Country. Without limiting the foregoing, the Company intends to provide Executive with access to a 401(k) retirement program, pursuant to which Executive would be eligible to receive an annual Company match of up to Four Thousand Dollars ($4,000.00). Executive understands that, except when prohibited by applicable law, the Company’s benefit plans and fringe benefits may be amended, enlarged, diminished or terminated by the Company from time to time, in its sole discretion.

(g) Paid Time Off. Employee may take up to six (6) weeks per year as paid time-off (including all personal days and floating holidays). Executive shall schedule Executive’s time off to minimize disruption to the Company’s operations. Executive’s paid time off may not be carried over from one year to the next and is not paid out on termination of employment, and otherwise shall be subject to the Company’s standard policies and procedures.

(h) Reimbursement of Expenses. The Company shall reimburse Executive for all ordinary and reasonable out-of-pocket business expenses that are incurred by Executive in furtherance of the Company’s business in accordance with the Company’s policies with respect thereto as in effect from time to time. Executive must submit any request for reimbursement no later than ninety (90) days following the date that such business expense is incurred. All reimbursements provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A of the Internal Revenue Code (the “Code”) and the rules and regulations thereunder (“Section 409A”) including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in this Agreement); (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year; (iii) the reimbursement of an eligible expense shall be made no later than the last day of the calendar year following the year in which the expense is incurred; and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

(i) Car Allowance. The Company shall provide Executive with a company car corresponding to a value of one thousand five hundred U.S. dollars ($1,500) per month, in accordance with the Company’s Car Policy and applicable policies and procedures regarding expense reimbursement.

(j) Relocation: If the Executive relocates during his employment at the request of the Company, the Company shall reimburse Executive for Executive’s relocation expenses in accordance with the Company’s Relocation Policy as in effect from time to time.

(k) Deductions. The Company shall deduct from each payment to Executive any amounts required to be deducted or withheld under applicable law or under any employee benefit plan in which Executive participates.

4. Termination and Severance Compensation.

(a) Definition of Accrued Obligations. For purposes of this Agreement, “Accrued Obligations” means (i) the portion of Executive’s Base Salary that has accrued prior to any termination of Executive’s employment with the Company and has not yet been paid; and (ii) the amount of any expenses properly incurred by Executive on behalf of the Company prior to any such termination and not yet reimbursed. Executive’s entitlement to any other compensation or benefit under any plan of the Company shall be governed by and determined in accordance with the terms of such plans, except as otherwise specified in this Agreement.

(b) Termination for Cause, without Good Reason, or as a Result of Executive’s Disability or Death. If Executive’s employment hereunder is terminated by the Company for Cause, by Executive without Good Reason, or as a result of Executive’s death or Disability, then the Company shall pay the Accrued Obligations to Executive promptly following the effective date of such termination and shall have no further obligations to Executive.

(c) Termination without Cause or for Good Reason. If Executive’s employment hereunder is terminated by the Company without Cause or by Executive for Good Reason, then the Company shall pay the Accrued Obligations to Executive promptly following the effective date of such termination and, subject to the terms and conditions described below, shall provide Executive with the following payments and benefits (the “Severance Benefit”):

(i) The Company shall pay to Executive an amount equal to Executive’s monthly Base Salary until the earlier to occur of: (A) twelve (12) months following the employment termination date, or (B) the date Executive begins employment with another employer, provided that in the event that Executive begins employment with another employer and Executive’s salary from such employer is less than the amount of Executive’s Base Salary, the Company shall pay to Executive an amount equal to the difference between the Base Salary and Executive’s salary from the new employer until the expiration of the twelve (12) month period following the employment termination date.

(ii) Upon completion of appropriate COBRA1/ forms and subject to applicable COBRA terms and conditions, the Company shall continue to provide medical insurance coverage for Executive at no cost to Executive, to the same extent that such insurance is provided to similarly-situated executives currently employed by Company, until the earlier to occur of: (A) twelve (12) months following the employment termination date, or (B) the date Executive begins employment with another employer, provided that the Company shall have no obligation to provide such coverage if Executive fails to elect COBRA benefits in a timely fashion.

(iii) All LTIs granted to Executive will continue to vest in accordance with their terms until the effective date of termination.

Executive shall promptly notify the Company in writing of any subsequent employment. The Severance Benefit shall be provided in accordance with the Company’s usual payroll practices, as applicable, and is expressly conditioned on the execution of, and shall begin on the first regular pay date following the effective date of, the separation agreement set forth in Section 4(d) below.

(d) Separation Agreement and Release of Claims. The Company shall not be obligated to provide Executive any of the payments or benefits set forth in Section 4(c), other than the Accrued Obligations, unless and until

1 / “COBRA” is the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

Executive has executed and not revoked a separation agreement in a form acceptable to the Company, which agreement must be effective and irrevocable before the sixtieth (60th day following the effective date of Executive’s separation from service (the “Review Period”), and which agreement shall include, at a minimum, a complete release of claims against the Company and its affiliated entities and each of their officers, directors, employees and others associated with Company and its affiliated entities. If Executive fails or refuses to return such agreement within the Review Period, then the Company shall have no obligation to pay Executive the compensation set forth in Section 4(c) (other than the Accrued Obligations) and such compensation shall be forfeited

(e) No Other Payments or Benefits Owing. The payments and benefits set forth in this Section 4 shall be the sole amounts owing to Executive upon termination of Executive’s employment for any reason. Executive shall not be eligible for any other payments, including but not limited to additional Base Salary payments, bonuses, commissions, or other forms of compensation or benefits. The payments and benefits set forth in this Section shall be the sole remedy, if any, available to Executive in the event that he brings any claim against the Company for any claims arising from or relating to the termination of Executive’s employment under this Agreement.

(f) Forfeiture. Executive shall forfeit any rights to the payments and benefits set forth in Section 4 (other than the Accrued Obligations) if Executive violates the terms of the Confidentiality, Non-Competition and Assignment of Inventions Agreement attached as Exhibit A, or the terms of any other agreement governing Executive’s disclosure of confidential information, assignment of inventions, or competition with the Company then in effect.

5. Change of Control Payment.

(a) In the event that a Change of Control (as defined below) occurs, the Company shall provide the following to Executive:

(i) The Company shall pay to Executive a lump sum payment equal to: (A) twelve (12) months of Executive’s Base Salary plus twelve (12) months of any other salary earned from any other QIAGEN entity, plus (B) one (1) times Executive’s Target Annual Bonus plus one (1) times Executive’s target annual bonus from any other QIAGEN entity (collectively, the “Change of Control Payment”), with such Change of Control Payment to be paid no later than two-and-one-half (2 1⁄2) months following the consummation of such Change of Control.

(b) For purposes of this Section 5, the term “Change of Control” is defined as any of the following events: (i) the occurrence of a merger or consolidation of the Company, whether or not approved by the Board, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity or parent of such corporation outstanding immediately after such merger or consolidation; or (ii) the stockholders of the Company approve an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets. As set forth in Section 3(d), this definition of Change of Control shall not apply to any equity awards, which awards shall be subject to the terms and conditions of the applicable grant documents.

6. Confidentiality, Non-Competition and Assignment of Inventions. Executive agrees to sign and return to the Company the Confidentiality, Non-Competition, and Assignment of Inventions Agreement (attached hereto as Exhibit A) concurrently with the execution of this Agreement.

7. No Conflicting Obligations. By accepting the offer described in this Agreement and commencing employment with the Company hereunder, Executive certifies and represents that: (a) Executive is free to enter into and fully perform the duties of Executive’s position; (b) Executive is not subject to any employment, confidentiality, non-competition or other agreement that would restrict Executive’s right to work for the Company; (c) Executive’s employment with the Company does not violate any order, judgment or injunction applicable to Executive; and (d) all facts Executive has presented to the Company are accurate and true, including statements made pertaining to education, training, qualifications, licensing and work experience in any application, resume or c.v., interview, or discussion.

8. Property and Records. Upon termination of Executive’s employment hereunder for any reason or for no reason, or at any earlier time as requested by the Company, Executive shall deliver to the Company any property of the Company which may be in Executive’s possession, including blackberry-type devices, laptops, cell phones, products, materials, memoranda, notes, records, reports or other documents or photocopies of the same.

9. General.

(a) Notices. Except as otherwise specifically provided herein, any notice required or permitted by this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated: (i) by personal delivery when delivered personally; (ii) by overnight courier upon written verification of receipt; or (iii) by certified or registered mail, return receipt requested, upon verification of receipt. Notices to Executive shall be sent to the last known address in the Company’s records or such other address as Executive may specify in writing. Notices to the Company shall be sent to the Company’s CEO or to such other Company representative as the Company may specify in writing.

(b) Entire Agreement. This Agreement, together with the other agreements specifically referred to herein, embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

(c) Modifications and Amendments. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by the parties hereto.

(d) Waivers and Consents. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

(e) Assignment. The Company may assign its rights and obligations hereunder to any of its affiliates or to any person or entity that succeeds to all or substantially all of the Company’s business or that aspect of the Company’s business in which Executive is principally involved. Executive may not assign Executive’s rights and obligations under this Agreement without the prior written consent of the Company.

(f) Governing Law/Jury Waiver. This Agreement and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of Maryland. Both parties agree that any action, demand, claim or counterclaim in connection with any aspect of Executive’s employment with or separation from the Company, or any dispute regarding the terms or interpretation of this Agreement, shall be resolved in a court of competent jurisdiction in Maryland by a judge alone, and both parties waive and forever renounce their rights to a trial before a civil jury.

(g) Headings and Captions. The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

(h) Section 409A. The parties intend this Agreement to be in compliance with Section 409A. If the payments or benefits set forth in Sections 4 or 5 of this Agreement constitute “non-qualified deferred compensation” subject to Section 409A, then the following conditions apply to the payment of such payments or benefits in Sections 4 and 5:

(i) Any termination of Executive’s employment under this Agreement triggering payment of payments or benefits must constitute a “separation from service” under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h) before distribution of such payments or benefits can commence. To the extent that the termination of Executive’s employment does not constitute a separation of service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h) (as the result of further services that are reasonably anticipated to be provided by Executive to the Company at the time Executive’s employment terminates), any payments or benefits payable under Sections 4 or 5 that constitute deferred compensation under Section 409A shall be delayed until after the date of a subsequent event constituting a separation of service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h). For purposes of clarification, this Section shall not cause any forfeiture of benefits on Executive’s part, but shall only act as a delay until such time as a “separation from service” occurs.

(ii) If Executive is a “specified employee” (as that term is used in Section 409A and regulations and other guidance issued thereunder) on the date of separation from service and the payment of the payments or benefits described in Sections 4 or 5 constitute non-qualified deferred compensation, the payment of which would result in penalties under Section 409A, then such payments or benefits shall be delayed until the business day following the six (6) month anniversary of Executive’s separation from service, but only to the extent necessary to avoid such penalties under Section 409A. On the business day following the 6-month anniversary of Executive’s separation from service, the Company shall pay Executive in a lump sum the aggregate value of the non-qualified deferred compensation that the Company otherwise would have paid Executive prior to that date under Sections 4 or 5 of this Agreement.

(iii) It is intended that each installment of the payments and benefits provided under Sections 4 or 5 of this Agreement shall be treated as a separate “payment” for purposes of Section 409A. Neither the Company nor Executive shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

The Company and Executive agree that both shall negotiate in good faith and jointly execute an amendment to modify this Agreement to the extent necessary to comply with the requirements of Section 409A, or any successor statute, regulation and guidance thereto; provided that no such amendment shall increase the total financial obligation of the Company under this Agreement. Executive acknowledges and agrees that the Company does not guarantee the tax treatment or tax consequences associated with any benefit arising under this Agreement, including but not limited to consequences related to Section 409A.

(i) Section 280G. If any payment or benefit Executive would receive under this Agreement, when combined with any other payment or benefit Executive receives pursuant to a Change of Control (for purposes of this section, a “Payment”) would: (i) constitute a “parachute payment” within the meaning of Section 280G the Code; and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be either: (A) the full amount of such Payment; or (B) such lesser amount (with cash payments being reduced before stock option compensation) as would result in no portion of the Payment being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local employments taxes, income taxes, and the Excise Tax, results in Executive’s receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax.

(j) Counterparts and Signatures. This Agreement may be executed in two or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. For all purposes a signature by fax shall be treated as an original. The Parties agree that the execution of this Agreement by exchanging pdf signatures, and/or by industry standard electronic signature software, shall have the same legal force and effect as the exchange of original signatures. In any proceeding arising under or relating to this Agreement, each Party hereby waives any right to raise any defense or waiver based upon execution of this Agreement by means of such electronic signatures or maintenance of the executed agreement electronically.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Executive	QIAGEN LLC

/s/ Stephany Foster	By:	/s/ Thierry Bernard
Stephany Foster	Thierry Bernard

Address:	Title: Interims CEO

EXHIBIT A

Confidentiality, Non-Competition, and Assignment of Inventions Agreement

In consideration of and as a condition of the compensation and other benefits of my employment by QIAGEN LLC (“QIAGEN” or “the Company”) and for other valuable consideration I agree as follows:

CONFIDENTIAL INFORMATION

I recognize that the Company is engaged in the business of researching, developing, manufacturing, distributing and marketing a broad range of proprietary sample to insight technologies for academic and industrial markets, including life science research, genomics, gene-based drug discovery, nucleic acid-based molecular diagnostics, genetic vaccination, gene therapy, bioinformatics and applied markets. I also recognize that the Company’s success depends in part on the fullest security and confidentiality of its Confidential Information, that the Company has taken and shall continue to take all reasonable measures to protect the confidentiality of such Confidential Information, and that the Confidential Information would have significant economic value to a third party if known by such third party. I will acquire knowledge of this Confidential Information during the course of my employment.

As used in this agreement, “Confidential Information” means all technical and business information of the Company or that of entities with which the Company has a business relationship and through which it obtained the information, which is of a confidential, trade secret and/or proprietary character and which is either developed by me (alone or with others) or to which I had access during my employment. Confidential Information is not limited to patentable information and shall include, but not be limited to, all technical data and specifications, business and financial information, product and marketing plans, customer and client information, customer and client lists, customer, client and vendor identities and characteristics, marketing knowledge and information, pricing information, marketing plans, business plans, financial information, budgets, software, research, product and service capacities, designs, methods, algorithms, inventions, processes, product plans, drawings, and projections and procedures, in written, oral, electronic and/or other forms. Confidential Information shall not include information that is generally available to the public or information that was disclosed and became publicly available through no fault of my own.

I shall use my best efforts and diligence both during and after my employment with the Company, regardless of how, when or why my employment ends, to protect the confidential, trade secret, and/or proprietary character of all Confidential Information. I shall not, directly or indirectly, use (for myself or another) or disclose any Confidential Information, for so long as it shall remain proprietary or protectible as confidential or trade secret information, except as may be necessary for the performance of my duties for the Company.

I shall promptly deliver to the Company, at the termination of my employment or at any other time at the Company’s request, without retaining any copies, all documents and other material (including in digital form) in my possession which constitutes or refers to any Confidential Information.

I acknowledge that I shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of trade secrets to Federal, State, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law. I acknowledge that I have the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).

COMPETITIVE ACTIVITY

I shall not, directly or indirectly (whether as owner, partner, consultant, employee or otherwise), at any time during my employment by the Company and for one (1) year following termination of my employment, regardless of how, when or why my employment ends (the “Restricted Period”), engage (whether for myself or for any other person or entity) in any work or activity (whether as an employee, a consultant, or in any other capacity) that involves a product, process, service or development which is then competitive with and the same as or similar to a product, process, service or development on which I worked or with respect to which I had access to Confidential Information during the last five (5) years of my employment with the Company. I understand that I may seek permission from the Company to engage in such proposed work or activity, provided that the Company’s decision to authorize such work must be in writing and signed by an officer. Such consent, if any, will be provided only upon clear and convincing written evidence, including assurances from me and my new employer, that the fulfillment of my duties in such proposed work or activity would not cause me to disclose, base judgments upon, or use any Confidential Information, including information relating to the identity of or products or services supplied to or purchased from the customers or suppliers of the Company. No such consent will be deemed to be or will constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such consent will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver or consent.

During the Restricted Period, I shall advise the Company of my new employer, work location and job responsibilities within ten days after accepting new employment.

I agree that while employed by the Company and during the Restricted Period, I shall not in any manner or in any capacity, directly or indirectly, for myself or any other person or entity, (a) attempt to solicit or solicit any customer or potential customer of the Company for the purpose of selling any products or services competitive with products or services sold by the Company, or otherwise interfere with or take away any customer or potential customer of the Company or the business of any such customer or potential customer; or (b) attempt to interfere or interfere with the Company’s relationship with any customer or supplier of the Company. The term “customer” shall mean any person or entity to whom the Company has sold any products or services during the prior twenty-four (24) calendar months, and with whom you had any contact or dealings while employed by the Company. The term “potential customer” shall mean any person or entity who during the prior twenty-four months has (a) been involved in discussions or negotiations with the Company for products or services sold by the Company, if I was involved in or contributed to such discussions or negotiations; (b) initiated contact with the Company in order to obtain information regarding products or services sold by the Company the response to which I was involved in or to which I contributed; (c) been the subject of repeated personal contacts by me and/or any other Company employee for purposes of soliciting business for the Company; or (d) been the subject of the Company’s efforts, in which I was involved or to which I contributed, to gather, learn or evaluate information for the purpose of helping the Company pursue any future order from such person or entity.

During the Restricted Period, I shall not, directly or indirectly, for myself or for any other person or entity, hire or attempt to hire any employee, consultant agent or other representative of the Company (or anyone who held such a position during the six month period preceding the hiring), nor will I directly or indirectly solicit, induce or attempt to solicit or induce any employee, consultant, agent or other representative of the Company (or any of its subsidiaries or affiliates), to terminate, reduce or materially alter such employee’s, consultant’s, agent’s or other representative’s relationship with, or otherwise cease negotiations and/or business activity with, the Company.

I acknowledge and agree that the one (1) year non-competition and/or non-solicitation time period described above will be extended by the duration of any violation by me of any of the covenants or obligations contained in this section, so that in any event, I shall have refrained from engaging in the activity prohibited herein for no less than one (1) year.

I understand that it is not the intention of this Agreement to prevent me from earning a livelihood, and I agree nothing in this Agreement would prevent me from earning a livelihood utilizing my general professional or technical skills in performing work that is not directly or indirectly in competition with the work I performed for the Company or about which I had access to Confidential Information.

IDEAS, INVENTIONS, DISCOVERIES

I shall promptly disclose to the Company all ideas, inventions or discoveries, whether or not patentable, which I may conceive or make (alone or with others) during my employment, whether or not during working hours, and which, directly or indirectly, (a) relate to matters within the scope of my duties or field of responsibility during my employment with the Company; or (b) are based on my knowledge of the actual or anticipated business or interest of the Company; or (c) are aided by the use of time, materials, facilities or information of the Company (collectively, “Inventions”). I hereby assign to the Company or its designee, without further compensation, all of the right, title and interest in all such Inventions in all countries of the world.

Without further compensation but at the Company’s expense, I shall give all testimony and execute all patent applications, rights of priority, assignments and other documents and in general do all lawful things requested of me by the Company to enable the Company to obtain, maintain and enforce protection of such Inventions for and in the name of the Company or its designee (as the case may be) in all countries of the world.

In the event that after reasonable attempts the Company is unable to secure my signature on any document necessary to apply for, prosecute, obtain, or enforce any patent, copyright, or other right or protection relating to any Invention, whether due to mental or physical incapacity or any other cause, I hereby irrevocably designate and appoint the Company, and each of its duly authorized officers and agents, as my agent and attorney-in-fact to act for, and in my behalf and stead, to execute and file any such document and to do all other lawfully permitted acts to further the prosecution, issuance, and enforcement of patents, copyrights, or other rights or protections with the same force and effect as if executed and delivered by me. Such appointment is acknowledged by Employee to be coupled with an interest and, therefore, is irrevocable.

The above provisions regarding assignment of inventions do not apply to inventions which meet all of the following criteria: (i) no equipment, supplies, facility, or trade secret information of the Company was used in relation to the invention; (ii) the invention was developed entirely on my own time; (iii) the invention does not relate to the business of the Company or to the Company’s actual or demonstrably anticipated research or development; and (iv) the invention does not result from any work performed by me for the Company.

PRIOR KNOWLEDGE AND INVENTIONS

I have disclosed on Exhibit “B” a complete list of all inventions proprietary to me and which I desire to exclude from the application of this Agreement. The Company agrees to receive and hold all such disclosures in confidence.

GENERAL

If I am employed by an affiliate of the Company and have not entered into a superseding agreement with my new employer covering the subject matter of this Agreement, then this Agreement shall continue in effect and the term “the Company” shall be deemed to include such affiliate for all purposes hereunder and the affiliate shall be entitled to enforce this Agreement in accordance with its terms. As used in this Agreement, an “affiliate” of the Company shall mean any parent or subsidiary of the Company, any company owned or controlled by any parent of the Company as well as any subsidiary of such companies, and any company or corporation with which the Company has a contractual or ongoing business relationship which requires the Company and such other company or corporation to agree to non-competition or non-disclosure covenants similar to or the same as those contained herein.

I understand that I may not assign my rights and obligations under this Agreement and any such attempted assignment will be void.

This Agreement shall remain in effect regardless of any changes to my position with the Company, compensation, or other benefits or responsibilities of employment.

Nothing in this Agreement shall confer upon me any right to continue in the employ of the Company for any period of specific duration, or interfere with, or otherwise restrict in any way, the rights of the Company (or any parent or subsidiary employing or retaining me) or of me, which rights are hereby expressly reserved by each, to terminate my employment at any time for any reason, with or without cause.

I hereby acknowledge that damages for the violation of the provisions contained in this Agreement will not give full and sufficient relief to the Company, and I agree that in the event of any violation of any of said provisions the Company shall be entitled to injunctive relief against violation thereof, in addition to any other rights it may have by reason of said violation.

If any provision of this Agreement is held invalid in any respect, it shall not affect the validity of any other provision of this Agreement. If any provision, or part thereof, is held to be unenforceable because of the duration of such provision, the geographic area covered thereby, or other aspect or scope of such provision, the court making such determination will have the power to reduce the duration, geographic area of such provision, or other aspect or scope of such provision, and/or to delete specific words and phrases (“blue-penciling”), and in its reduced or blue-

penciled form, such provision will then be enforceable and will be enforced.

This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Agreement will affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement. The terms and provisions of this Agreement may be modified or amended by the parties only by written agreement executed by both parties.

This Agreement and the rights and obligations of the parties hereunder will be construed in accordance with and governed by the law of Maryland, without giving effect to the conflict of law principles thereof. Any legal action or proceeding with respect to this Agreement will be brought in the United States District Court for the District of Maryland (the “federal court”) or if such federal court does not have subject matter jurisdiction, then in the state court located in Montgomery County, Maryland. By execution and delivery of this Agreement, each of the parties hereto accepts, generally and unconditionally, the exclusive jurisdiction of such courts.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date written below.

QIAGEN Shared Services

/s/ Stephany Foster
Stephany Foster

/s/ Maja Owens
Printed name: Stephany Foster	By:	Maja Owens
	Its:	Senior Director, Head of HR
Operations Americas
Date: 12/16/2019